Cadbury plc (“the Company”)

Annual Information Update

The Company announces that in accordance with the requirements of Prospectus Rule 5.2, the following information has been published or made available to the public during the period 15 April 2008 to 22 April 2009. In accordance with Rule 5.2.7, it is acknowledged that whilst the information referred to below was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.

Announcements made via a Regulatory Information Service during the period 15 April 2008 to 1 May 2008 by Cadbury Schweppes plc (now Cadbury Holdings Limited)

Date	Brief Description of Information
15/04/2008	Annual Information Update

16/04/2008	Statement re Form 10 Filing

23/04/2008	Statement re DPSG Form 10 Registration Statement

23/04/2008	Additional Listing

25/04/2008	Implementation of CREST Depository Interest

28/04/2008	Statement re DPSG Long Term Guidance

28/04/2008	Statement re Pricing of DPSG Senior Notes Offering

29/04/2008	Director/PDMR Shareholding

Announcements made via a Regulatory Information Service during the period 2 May 2008 to 22 April 2009 by Cadbury plc

Date	Brief Description of Information
02/05/2008	Statement re Cadbury plc Listing on the LSE

02/05/2008	Cancellation of Cadbury Schweppes PLC securities – Announcement by the Official List

07/05/2008	Statement re CADBURY PLC : DEMERGER COMPLETED

07/05/2008	Holding(s) in Company

08/05/2008	Additional Listing

15/05/2008	Statement re Board Changes and Strong Performance

16/05/2008	Cadbury plc — Holding(s) in Company

21/05/2008	Cadbury plc — Director/PDMR Shareholding

27/05/2008	Additional Listing

28/05/2008	Director/PDMR Shareholding

30/05/2008	Total Voting Rights

19/06/2008	Trading Statement

23/06/2008	Director/PDMR Shareholding

30/06/2008	Total Voting Rights

10/07/2008	Director/PDMR Shareholding

11/07/2008	Pricing of GBP350 million Note Issue

21/07/2008	Appointment of Roger Carr as Chairman

22/07/2008	Director/PDMR Shareholding

30/07/2008	Cadbury Reports Strong First Half

31/07/2008	Total Voting Rights

06/08/2008	Holding(s) in Company

07/08/2008	Director Shareholding

18/08/2008	Director/PDMR Shareholding

29/08/2008	Total Voting Rights

05/09/2008	Cadbury plc Board Changes

10/09/2008	Director Shareholding

11/09/2008	Additional Listing

16/09/2008	Director/PDMR Shareholding

29/09/2008	PDMR Shareholding

30/09/2008	Total Voting Rights

01/10/2008	Cadbury plc Board Change

07/10/2008	Director/PDMR Shareholding

13/10/2008	Holding(s) in Company

14/10/2008	Interim Management Statement

14/10/2008	Director/PDMR Shareholding

21/10/2008	Director/PDMR Shareholding

21/10/2008	Holding(s) in Company

22/10/2008	Cadbury Announces New Non-Executive Director

27/10/2008	Holding(s) in Company

28/10/2008	Director Declaration

31/10/2008	Total Voting Rights

06/11/2008	Statement re Board Appointment

11/11/2008	Director/PDMR Shareholding

11/11/2008	Director Declaration

20/11/2008	Holding(s) in Company

25/11/2008	Holding(s) in Company

26/11/2008	Additional Listing

28/11/2008	Total Voting Rights

28/11/2008	Blocklisting — Interim Review

10/12/2008	Director/PDMR Shareholding

16/12/2008	Trading Statement

16/12/2008	Cadbury Announces new Chief Financial Officer

18/12/2008	Director Shareholding

18/12/2008	Director Notification

24/12/2008	Cadbury announces sale of Australian Beverages

31/12/2008	Total Voting Rights

06/01/2009	Director/PDMR Shareholding

08/01/2009	Director Shareholdings

30/01/2009	Total Voting Rights

04/02/2009	Director/PDMR Shareholding

06/02/2009	Holding(s) in Company

10/02/2009	Holding(s) in Company

16/02/2009	PDMR Shareholding

25/02/2009	Cadbury Reports Record 2008 FY Results

25/02/2009	Cadbury FY 2008 Results Part 2

27/02/2009	Additional Listing

27/02/2009	Total Voting Rights

02/03/2009	Director/PDMR Shareholding

05/03/2009	Cadbury announces pricing of GBP300 million note issue

06/03/2009	Director/PDMR Shareholding

10/03/2009	Director/PDMR Shareholding

12/03/2009	Cadbury-Definitive agreement to sell Schweppes Australia

13/03/2009	PDMR Shareholding

19/03/2009	PDMR Shareholding

26/03/2009	PDMR Shareholding

31/03/2009	Director/PDMR Shareholding

31/03/2009	Annual Financial Report

31/03/2009	Total Voting Rights

02/04/2009	PDMR Shareholding

02/04/2009	Holding(s) in Company

03/04/2009	Statement re Australian Beverages Sale Completion

03/04/2009	Directorate Change

06/04/2009	Director Shareholding

Details of all regulatory announcements can be found in full on the Company’s market news pages on the London Stock Exchange website at: www.londonstockexchange.com. Any related documents are available at the UKLA’s Document Viewing Facility, Financial Services Authority, 25 The North Colonnade, London, E14 5HS or can be downloaded from the Company’s website at: www.cadbury.com

Documents filed at Companies House

The Company submitted filings to Companies House, in relation to the Company’s annual return, financial report & accounts, appointments and resignations of directors, allotments of shares, and ordinary and special resolutions passed at the Company’s 2008 Annual General Meeting. Copies of all these documents can be found on the Companies House Direct website at www.direct.companieshouse.gov.uk or by contacting Companies House, Crown Way, Maindy, Cardiff CF14 3UZ.

Documents filed with the Securities and Exchange Commission

The Company has submitted filings to the SEC by virtue of having American Depository Shares listed on the New York Stock Exchange.

Full details of the filings can be viewed at www.sec.gov.

The Company’s Annual Report & Accounts 2008 and 2009 Annual General Meeting Notice are all available from the Company’s website.

Copies of all documents can also be obtained from the Company’s registered office at:

Cadbury House
Sanderson Road
Uxbridge
UB8 1DH

Further information regarding the Company and its activities is available at www.cadbury.com.

John Mills
Director of Group Secretariat

22 April 2009